# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SKYX Platforms Corp., CIK 0001598981
CUSIP: 78471E105
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Date of event which requires filing of this statement: 07/02/2026
Amends the filing with accession number 0001493152-22-004771
Filed by CIK 0001630761
Persons authorized to receive notices and communications: Dov Shiff, c/o SKYX Platforms Corp., 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069, (855) 759-7584; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, (216) 566-5500

## Reporting persons
- Dov Shiff (CIK 0001630761): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 1,552,952; shared voting power 13,890,285; sole dispositive power 1,600,035; shared dispositive power 13,890,285; aggregate amount beneficially owned 15,490,320 (11.5% of the class)
  Comment: Number of shares beneficially owned by Mr. Shiff with sole voting and dispositive power includes 120,000 shares of Common Stock held by Mr. Shiff's spouse. Number of shares beneficially owned by Mr. Shiff with sole dispositive power includes 47,083 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement. Number of shares beneficially owned by Mr. Shiff with shared voting and dispositive power includes (i) 379,955 shares of Common Stock held by Shiff Group Investments Ltd. and (ii) 13,510,330 shares of Common Stock held by DZDLUX s.a.r.l.
- Shiff Group Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 379,955; sole dispositive power 0; shared dispositive power 379,955; aggregate amount beneficially owned 379,955 (0.3% of the class)
- DZDLUX s.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 13,510,330; sole dispositive power 0; shared dispositive power 13,510,330; aggregate amount beneficially owned 13,510,330 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: SKYX Platforms Corp.
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Comment: This Amendment No. 8 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 8") amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 16, 2022 (as amended by the Reporting Persons, the "Schedule 13D" or this "Statement"). Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the following:

The aggregate amount paid by DZDLUX to acquire the shares of Common Stock pursuant to the Purchase Agreement (as defined below) was approximately $245,140. The source of funds for such purchase was DZDLUX's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 2, 2026, SGA entered into a share purchase agreement (the "Purchase Agreement") with DZDLUX, pursuant to which DZDLUX purchased 235,712 shares of Common Stock for cash consideration of approximately $245,140. SGA no longer holds shares of Common Stock following the transaction.

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Shiff in his capacity as a director of the Company or by the Board of Directors with his participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 15,443,237 shares of Common Stock, which represents approximately 11.5% of the Company's outstanding shares of Common Stock. Mr. Shiff also holds options to purchase an aggregate of 50,000 shares of Common Stock, 47,083 of which are or will be exercisable within 60 days of the filing of this Statement and all of which were granted to him as part of his director compensation. Such options include (i) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2021 and expire on December 31, 2026; (ii) options to purchase 5,000 shares of Common Stock at an exercise price of $12.34 per share, which were granted on March 11, 2022 and expire on March 11, 2027; (iii) options to purchase 5,000 shares of Common Stock at an exercise price of $3.28 per share, which were granted on April 5, 2023 and expire on April 5, 2028; (iv) options to purchase 5,000 shares of Common Stock at an exercise price of $1.09 per share, which were granted on April 4, 2024 and expire on April 4, 2029; (v) options to purchase 5,000 shares of Common Stock at an exercise price of $1.26 per share, which were granted on March 27, 2025 and expire on March 27, 2030; and (vi) options to purchase 5,000 shares of Common Stock at an exercise price of $1.12 per share, which were granted on March 31, 2026 and expire on March 31, 2031, 2,083 of which are or will be exercisable within 60 days of the filing of this Statement.

Each of SGI and DZDLUX directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

Mr. Shiff, as President and Chief Executive Officer of SGI, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGI. Mr. Shiff, as a controlling person of DZDLUX, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by DZDLUX.

Each percentage ownership of Common Stock set forth in this Statement is based on 134,484,086 shares of Common Stock reported by the Company as outstanding as of May 12, 2026, in the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of SGI and DZDLUX beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff, as President and Chief Executive Officer of SGI and as a controlling person of DZDLUX, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by SGI and DZDLUX.

Mr. Shiff has the sole power to direct the voting and disposition of the shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference. In addition, on June 10, 2026, Mr. Shiff transferred 80,000 shares of Common Stock to his spouse as a gift.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Share Purchase Agreement, dated July 2, 2026, between Shiff Group Assets Ltd. and DZDLUX s.a.r.l.

## Signatures
- Dov Shiff: /s/ Dov Shiff, Dov Shiff (07/13/2026)
- Shiff Group Investments Ltd.: /s/ Dov Shiff, Dov Shiff, President and Chief Executive Officer (07/13/2026)
- DZDLUX s.a.r.l.: /s/ Dov Shiff, Dov Shiff, Controlling Person (07/13/2026)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.